FuelCell Energy 3 Great Pasture Road Danbury, CT 06810 www.fuelcellenergy.com

March 5, 2025

Via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin Donahue
Ms. Erin Purnell

Re:	FuelCell Energy, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-3
Filed December 27, 2024
File No. 333-274971

Dear Ms. Donahue and Ms. Purnell:

This letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated January 6, 2025, to Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-274971) (the “Registration Statement”) filed by FuelCell Energy, Inc. (the “Company”) with the Commission on December 27, 2024. For convenience, the full text of the Staff’s comment is set forth below in bold and italics, followed by the Company’s response.

Post Effective Amendment No. 2 to Registration Statement on Form S-3 filed December 27, 2024

General

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended October 31, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or have filed a proxy statement which includes such information. Please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, on February 21, 2025, the Company filed with the Commission its definitive proxy statement, including the information required by Part III of Form 10-K.

In addition, in connection with verbal comments from the Staff, the Company is concurrently submitting via EDGAR Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement to provide an updated consent of the Company’s independent registered public accounting firm and to update certain other information included in the Registration Statement as detailed in the Explanatory Note included in the forepart of Amendment No. 3.

If you have any questions or require any additional information in connection with the filing of Amendment No. 3, please contact me at (203) 825-6049.

Sincerely,

/s/ Michael S. Bishop
Michael S. Bishop
Chief Financial Officer and Treasurer

cc:	Jason Few, Chief Executive Officer and President
Joshua Dolger, General Counsel and Corporate Secretary

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